UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of November 2005

Financial Certification in relation to September 30, 2005

Third Quarter Report

(Commission File.  No 0-20390).

ID BIOMEDICAL CORPORATION

(Translation of registrant’s name in English)

1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐  40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes: ☐  No: ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ID Biomedical Corporation

By:	/s/ Anthony F. Holler

Anthony F. Holler, Chief Executive Officer

Date: November 10, 2005

2

ID BIOMEDICAL CORPORATION

1630 Waterfront Centre

200 Burrard Street

Vancouver, BC

V6C 3L6

September 30, 2005 Third Quarter Report

Trading Information:	NASDAQ National Market (symbol “IDBE”)
The Toronto Stock Exchange (symbol “IDB”)

For Information Contact:	Anthony F. Holler, M.D.
Chief Executive Officer

Michele Roy
Vice President, Corporate Communications

Dean Linden
Associate Director, Corporate Communications

Email:	Info@idbiomedical.com

Web:	www.idbiomedical.com

Table of Contents

Management’s Discussion & Analysis of Financial Condition and Results of Operations for the three and nine month periods ended September 30, 2005
Interim Consolidated Balance Sheets
Interim Consolidated Statements of Operations
Interim Consolidated Statements of Shareholders’ Equity
Interim Consolidated Statements of Cash Flows
Notes to Interim Consolidated Financial Statements

Management’s Discussion & Analysis of Financial Condition and Results of Operations for the three and nine month periods ended September 30, 2005.

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of ID Biomedical Corporation (“ID Biomedical”, “IDB” or “The Company”) for the three and nine months ended September 30, 2005 compared to the three and nine months ended September 30, 2004.  This discussion should be read in conjunction with the interim consolidated financial statements and notes thereto, prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Readers should also refer to our audited consolidated financial statements for the year ended December 31, 2004 and related notes prepared in accordance with Canadian generally accepted accounting principles included as part of the Company’s 2004 Annual Report.  All amounts herein are expressed in Canadian dollars unless otherwise noted.

Fluviral, FluINsure, StreptAvax, PGCvax, Proteosome, Protollin, Cycling Probe Technology, are trade names and trademarks of ID Biomedical Corporation. NeisVac-C is a trademark owned by Baxter International Inc, and is used by ID Biomedical Corporation under license in Canada. The various brands, trademarks and trade names may or may not be designated with such symbols as ® or ™.

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products.  It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and the United States.

ID Biomedical currently has two marketed products in Canada:

Fluviral, an injectable influenza vaccine, licensed in Canada, and in clinical development for potential approval to enter the U.S. market; and,

NeisVac-C for Meningococcal Group C disease, which is distributed by the Company on behalf of Baxter Corporation.

ID Biomedical is also developing vaccines targeted at the prevention of a number of different diseases, as well as vaccines targeting biological warfare agents. In addition to the development of our injectable influenza vaccine for the U.S. market, the Company’s lead products in clinical development are:

FluINsure, a non-live intranasally delivered vaccine for the prevention of influenza (flu), which has successfully completed several Phase II clinical trials and its first (non-pivotal) field efficacy study.

StreptAvax, a subunit injectable vaccine, currently in Phase II clinical development, for the prevention of diseases caused by group A streptococcus in children.

PGCvax, a subunit injectable vaccine for the prevention of diseases caused by Streptococcus pneumoniae (pneumococcus) in children, at-risk adults and the elderly, which is currently in Phase I testing in infants, after successfully completing Phase I testing in adults, the elderly and toddlers.

The Company also has a number of research and early stage development programs that include the possible development of intranasal vaccines for respiratory viruses (RSV, SARS), bioterror agents (plague, anthrax), allergies (hay fever, asthma) and Alzheimer’s disease. The Company’s research and preclinical programs also include projects for intramuscular (injectable) vaccines: meningococcal protein vaccine and group B streptococcus vaccine.

ID Biomedical also owns the Proteosome technology, a proprietary adjuvant system suitable for stimulating immune responses in the respiratory tract following nasal administration. The Proteosome technology is a component of FluINsure and the nasally administered vaccines being developed in the Company’s preclinical research programs.

In addition to the Company’s main business, the Company also owns and licenses rights to a proprietary genomics analysis system, Cycling Probe Technology.

PROPOSED TRANSACTION WITH GLAXOSMITHKLINE TO ACQUIRE  ID BIOMEDICAL CORPORATION

On September 7, 2005 ID Biomedical entered into an agreement (the “Combination Agreement”) with GlaxoSmithKline plc and GlaxoSmithKline Inc. (collectively “GlaxoSmithKline” or “GSK”) to combine ID Biomedical and GSK. The proposed transaction will result in ID Biomedical becoming a wholly-owned subsidiary of GSK pursuant to a statutory plan of arrangement (the “Arrangement”). The Arrangement is subject to obtaining necessary approvals, including the approval by ID Biomedical’s securityholders at a meeting (the “Meeting”) expected to be held on November 16, 2005. It is the parties’ intention to give effect to the Arrangement after the Meeting, provided all necessary securityholder, court, regulatory and other approvals have been obtained and all other applicable conditions have been satisfied. However, no assurance can be given that all conditions to the closing under the Combination Agreement will be met or that the Arrangement will become effective.

The terms of the Arrangement provide that holders of ID Biomedical common shares will receive, for each share held, $35.00. In addition, holders of common share purchase warrants issued by ID Biomedical in 2003 will receive $5.33 for each such warrant held; holders of common share purchase warrants issued by ID Biomedical in 2004 will receive $18.99 for each such warrant held; and holders of common share purchase warrants issued by ID Biomedical in 2005 will receive $14.93 for each such warrant held. Holders of restricted share units to acquire common shares of ID Biomedical will receive $35.00 for each such unit held. Optionholders of ID Biomedical will receive an amount equal to the difference between $35.00 and the applicable exercise price for each option held.

The Combination Agreement provides that if it is terminated under certain circumstances, ID Biomedical must pay GSK a termination fee of $50 million.

Additionally, ID Biomedical and GSK entered into a credit agreement (the “Credit Agreement”). Pursuant to the Credit Agreement, ID Biomedical may immediately borrow up to US$100 million and, from February 7, 2006, borrow an additional amount of up to US$20 million. GSK may also make available, at its option, an additional credit facility of up to US$80 million to ID Biomedical from March 7, 2006. In the event that GSK does not make such optional credit facility available to ID Biomedical at ID Biomedical’s request by February 20, 2006, ID Biomedical may terminate the Combination Agreement. ID Biomedical must repay all such loans no later than 90 days after the termination of the Combination Agreement, provided that in the event of certain fundamental changes, GSK may require earlier repayment.

The proceeds of the loans under the Credit Agreement will be used by ID Biomedical to repay its US$60.6 million loan payable that preceded the repurchase of the Shire subscription receipts (the “Loan Payable”), and to finance its cash requirements to the anticipated closing date of the Arrangement. On September 16, 2005 the

Company borrowed US$100 million under the Credit Agreement, and a portion of these proceeds were used to repay the Loan Payable.

ACQUISITION OF SHIRE’S VACCINE BUSINESS

On September 9, 2004, the Company completed a transaction by which it acquired the vaccine assets of Shire Pharmaceuticals Group plc, including all issued and outstanding shares of Shire BioChem Inc.’s wholly owned subsidiary Shire Biologics Inc., altogether (“Shire”), with facilities located in Quebec City and Laval, Quebec and Northborough, Massachusetts. The majority of Shire’s 302 employees became employees of the Company. The Company also acquired two products currently marketed in Canada (Fluviral and NeisVac-C), clinical development programs, and a number of preclinical programs. In addition, Shire agreed to provide the Company with a loan facility of up to US$100 million (“Shire Funding Facility”) to be used over a four year period to finance the continued development of the vaccines acquired from Shire.  All funds available from this loan facility have now been received by the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of amounts measured in accordance with United States generally accepted accounting principles (“US GAAP”) is described in note 14 of the interim consolidated financial statements. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. Significant areas requiring the use of management estimates relate to the determination of the valuation of inventory, investments, medical technology and goodwill, the useful lives of assets for depreciation and amortization, stock-based compensation, the amounts recorded as revenue and deferred revenue, product returns and accrued liabilities, and the allocation of the purchase price on an acquisition. In evaluating inventory the Company reviews the material components that comprise Work in Progress (“WIP”) to determine whether they are recorded at the lower of cost and net realizable value.  Management has discussed with the audit committee the development, selection, and disclosure of accounting policies and estimates used in the preparation of our consolidated financial statements.

Our critical accounting policies are as disclosed in the “Management’s Discussion and Analysis” section and in the annual financial statements contained in our 2004 Annual Report. During the nine months ended September 30, 2005, the Company did not adopt any new accounting policies that have a material impact on its consolidated financial statements or make changes to existing accounting policies.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2005 the Company adopted Accounting Guideline 15, Consolidation of Variable Interest Entities, (“AcG-15”) as described in note 2(a) of the Company’s interim consolidated financial statements. The Company has not identified any entities which meet the definition of a variable interest entity, in which the Company has been identified as the primary beneficiary. Accordingly, the adoption of AcG-15 has not impacted the Company’s financial position or results.

RESULTS FROM OPERATIONS

The Company recorded a net loss of $35.6 million ($0.82 per share) for the three months ended September 30, 2005 compared to a net loss of $7.6 million ($0.18 per share) for the three months ended September 30, 2004. The net loss for the nine months ended September 30, 2005 was $95.7 million ($2.22 per share), compared to a net loss of $29.3 million ($0.70 per share) for the same period in 2004. The results from operations include the activities of the acquired vaccine business from Shire beginning September 10, 2004. The following table sets forth unaudited selected financial information for each of the eight most recently completed quarters that, in management’s opinion, have been prepared in accordance with Canadian GAAP, on a basis consistent with the audited consolidated statement in our 2004 Annual Report. The unaudited interim consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim period. Readers should not rely on the information below to predict future performance.

Three months ending (in thousands of dollars)	Total revenue	Loss from operations	Net loss
September 30, 2005	$17,675	$(34,840)	$(35,619)
June 30, 2005	12,989	(27,783)	(32,539)
March 31, 2005	12,762	(25,037)	(27,562)
December 31, 2004	31,945	(12,219)	(10,386)
September 30, 2004	17,449	(5,015)	(7,557)
June 30, 2004	2,735	(9,145)	(10,905)
March 31, 2004	1,533	(11,714)	(10,859)
December 31, 2003	1,512	(14,022)	(13,131)

Total revenue for the three months ended September 30, 2005, June 30, 2005, March 31, 2005, December 31, 2004 and September 30, 2004 increased as a result of the Shire acquisition. This revenue is primarily related to the sale of vaccines and research and development contract revenue. Fluctuations in loss from operations and net loss are due to the seasonal nature of the Fluviral and NeisVac-C product sales; most of the revenue and cost of sales relating to Fluviral occurs in September, October, November and December of each year. Also impacting loss from operations and net loss are the clinical and development costs associated with advancing our other lead development programs.  Additionally impacting net loss are fluctuations due to foreign exchange rate variances and interest expense and other finance charges related to the evolving indebtedness of the Company.

REVENUE

Included in revenue are product sales from our two marketed products, Fluviral and NeisVac-C. Also included in revenue is research and development contract revenue, deferred licensing revenue and other revenue.

For the three months ended September 30, 2005, the Company’s revenue totaled $17.7 million compared to $17.4 million for the three months ended September 30, 2004. Revenue for the nine months ended September 30, 2005 was $43.4 million compared to $21.7 million for the same period in 2004.

Product sales revenue in the amount of $11.3 million and $25.8 million was recorded for the three and nine months ended September 30, 2005 respectively compared to $13.6 million and $13.6 million for the same periods in 2004. This product sales revenue primarily relates to the sales of the Company’s Fluviral and NeisVac-C vaccines to the Canadian government.

Research and development contract revenue in the amount of $4.5 million was recorded for the three months ended September 30, 2005 compared to $2.9 million for the three months ended September 30, 2004.

Research and development contract revenue for the nine months ended September 30, 2005 was $12.8 million compared to $5.8 million for the same period in 2004. Research and development contract revenue includes revenue recognized as a result of the Shire Funding Facility to support the research and development of the non-flu vaccine candidates acquired from Shire. Revenue recognized from the Shire Funding Facility totaled $4.5 million and $12.3 million for the three and nine months ended September 30, 2005 respectively compared to $2.8 million for the three and nine months ended September 30, 2004. The Company determined that these amounts are appropriate to recognize as research and development contract revenue since the amount and date of repayment of these advances are not known at this time. Other research and development contract revenue totaled $0.1 million and $0.5 million for the three and nine months ended September 30, 2005 respectively compared to $0.2 million and $3.1 million for the same periods in 2004. Other research and development contract revenue is a result of agreements executed during 2003 with Dynport Vaccine Company for the development of an antigen for an injectable subunit plague vaccine.

Previously deferred licensing revenue in the amount of $0.7 million was recognized for the three months ended September 30, 2005, compared to $0.7 million for the same period in 2004. Deferred licensing revenue recognized for the nine months ended September 30, 2005 was $2.0 million compared to $2.1 million for the same period in 2004. Based on the Company’s current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through October 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.

Other revenue, consisting primarily of the pandemic readiness fees under an agreement with the Government of Canada and other fees to store and distribute vaccines under an agreement with the Quebec Ministry of Health, totaled $1.1 million and $2.8 million for the three and nine months ended September 30, 2005 respectively compared to $0.2 million and $0.2 million for the same periods in 2004. Other revenue increased as a result of the Shire acquisition.

The Company expects to earn additional product sales, licensing revenue and research and development contract revenue in the future from existing and new agreements. The extent and timing of such additional product sales, licensing revenue and research and development contract revenue will be dependent upon the overall structure and terms and conditions of current and any future agreements and regulatory approvals.

EXPENDITURES

Cost of product sales

Cost of product sales for the three and nine months ended September 30, 2005 includes the expenses related to the production of Fluviral, the distribution of NeisVac-C, costs related to pandemic readiness fees classified as other revenue, and other revenue related costs. Cost of product sales was $8.8 million and $21.9 million for the three and nine months ended September 30, 2005 respectively compared to $7.2 million and $7.2 million for the same periods in 2004.

We expect cost of product sales to fluctuate due to the seasonal nature of the Fluviral and NeisVac-C product sales. The revenue and cost of product sales for Fluviral primarily occur in September, October, November and December of each year.

Research and development

Research and development expenses increased $21.4 million or 228%, to $30.8 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Research and development expenses for the nine months ended September 30, 2005 increased 176% to $76.5 million compared to the same period in 2004. The increase in research and development expenses in 2005, compared to the same periods in 2004, is a result of the clinical development programs acquired from Shire, predominantly the costs being incurred in support of the U.S. licensure of the Company’s injectable influenza vaccine.  Also impacting research and development expenses is the clinical cost associated with advancing our other lead development programs, and the funding of our early stage development programs. Included in research and development expenses is stock-based compensation expense totaling $1.2 million and $3.4 million for the three and nine months ended September 30, 2005 respectively compared to $0.4 million and $1.4 million for the same periods in 2004.

Research and development tax credits and grants include amounts received or receivable from Technology Partnerships Canada (“TPC”), National Institutes of Health (“NIH”) and provincial government investment tax credits. Research and development tax credits and grants were $2.6 million and $6.6 million for the three and nine months ended September 30, 2005 respectively compared to $0.7 million and $1.1 million for the same periods in 2004. There were $0.2 million and $0.9 million in TPC grants recognized for the three and nine months ended September 30, 2005 respectively compared to $0.2 million and $0.2 million for the three and nine months ended September 30, 2004. NIH grants totaled $1.9 million and $4.7 million for the three and nine months ended September 30, 2005 respectively compared to $0 million for both the three and nine months ended September 30, 2004. Provincial government investment tax credits totaled $0.5 million and $1.1 million for the three and nine months ended September 30, 2005 as compared to $0.5 million and $1.0 million for the same periods in 2004.

We expect to continue incurring substantial research and development expenses in the near future relating to the potential licensure of the Company’s injectable influenza vaccine in the U.S. and the continued clinical studies for the FluINsure, StreptAvax, and PGCvax vaccine development programs. There will also be incremental costs associated with the hiring of additional research and development personnel to support the continued progress of our other early stage research and development programs.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $5.9 million, or 134% to $10.3 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Selling, general and administrative expenses for the nine months ended September 30, 2005 increased $16.5 million, or 175% to $25.9 million compared to the same period in 2004. This increase is primarily the result of the selling and administrative infrastructure acquired in the Shire acquisition. Also contributing to the increase is stock-based compensation expense associated with selling, general and administrative personnel totaling $3.0 million and $7.0 million for the three and nine months ended September 30, 2005 respectively compared to $0.5 million and $1.4 million for the same periods in 2004. Additionally, for the three and nine months ended September 30, 2005, the Company incurred $1.6 million in fees associated with the proposed transaction with GSK.

In future periods, moderate increases in selling, general and administrative expenses are expected as activities increase in support of our continued advancement of the Company’s vaccine products and business development activities.

Depreciation and amortization

Depreciation and amortization expense relates to facilities and equipment and medical technology and other assets. Depreciation and amortization expense increased $3.4 million, or 186 % to $5.3 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Depreciation and amortization for the nine months ended September 30, 2005 increased $9.3 million, or 227 % to $13.4 million compared to the same period in 2004. These increases are directly related to the value of the assets acquired in the Shire acquisition and to the reduction of the useful life of manufacturing assets that are being replaced.

We believe that depreciation and amortization expense will continue to increase as the Company invests in manufacturing facilities and equipment necessary to increase the Company’s manufacturing capacity and investments required to support the Company’s vaccine product candidates.

Investment income

Investment income increased $0.3 million to $0.8 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Investment income for the nine months ended September 30, 2005 increased $0.6 million compared to the same period in 2004.

The Company expects that investment income will continue to fluctuate in relation to cash balances and interest rates.

Foreign exchange gain (loss)

The Company recorded a foreign exchange gain of $8.6 million for the three months ended September 30, 2005 as compared to a loss of $2.9 million for the three months ended September 30, 2004. For the nine months ended September 30, 2005 the Company recorded a foreign exchange gain of $8.2 million compared to a loss of $5.2 million for the same period in 2004. This foreign exchange gain is a result of the U.S. denominated Shire Funding Facility related to flu advances, the Loan Payable and the loan under the Credit Agreement, less gains related to cash and cash equivalents held in U.S. dollars.

The Company expects that foreign exchange gain (loss) will continue to fluctuate in relation to foreign exchange rates. Currently, the Company does not have any hedging activities.

Interest expense and other finance charges

The Company recorded interest expense and other finance charges of $8.5 million for the three months ended September 30, 2005 compared to $0.1 million for the three months ended September 30, 2004. For the nine months ended September 30, 2005 the Company recorded interest expense and other finance charges of $16.8 million compared to $0.1 million for the same period in 2004.  The increase in interest expense and other finance charges is a direct result of the flu advances received under the Shire Funding Facility and of the interest expense and finance charges associated with the Loan Payable. The Company repaid the Loan Payable on September 16, 2005. As a result of the early retirement of the Loan Payable, the Company accelerated the amortization of the deferred financing charges and the accretion of the fair value allocated to the share purchase warrants associated with the loan, totaling $3.8 million and which was expensed in the three months ended September 30, 2005.  Also increasing the interest expense is the US$100 million credit facility payable initiated on September 16, 2005 under the GSK Credit Agreement.

In the future, the Company will continue to recognize interest expense related to the flu advances under the Shire Funding Facility and the loan payable under the GSK Credit Agreement.

Loss on disposal of facilities and equipment.

The Company recorded a loss on disposal of facilities and equipment of $1.7 million and $2.0 million for the three and nine months ended September 30, 2005 respectively as compared to $0.3 million and $0.3 million for the same periods in 2004.  This loss reflects the write-off of the previously capitalized pre-construction cost of a  manufacturing facility that the Company is no longer pursuing and the write-off of leasehold improvements of a facility that the Company has available for sub-leasing.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its technology acquisitions, research, development, clinical expenses, and capital expenditures from the licensing of the Company’s technologies, private and public equity financing, and leasing transactions. The Company has also received proceeds from contract revenue related to collaborative research and development agreements with corporate partners, contracts and grants from government agencies, product sales, the Shire Funding Facility, the sale and leaseback of certain facilities and the GSK Credit Agreement.

We expect future funding to be provided through public equity financing and contract revenue from collaborative research and development agreements, contracts and grants from government agencies,  product sales and the GSK Credit Agreement.

The Company’s primary objective for the investment of funds is to preserve the Company’s cash for the continued advancement of the Company’s vaccine product candidates, research, and other operating expenditures by investing in low risk, readily marketable securities. The Company had cash and cash equivalents of $114.3 million at September 30, 2005 as compared to $105.1 million at December 31, 2004. Included in cash and cash equivalents is $25.2 million in funds used as collateral for the Company’s standby letters of credit.

The Company’s net working capital decreased to negative $15.4 million at September 30, 2005 compared to $53.7 million at December 31, 2004. The decrease in working capital is the result of funding the Company’s research, development, manufacturing, clinical trial expenses, facility expansions and repayment of the instalment payable and of the Loan Payable. Also impacting the net working capital is the US$100 million credit facility payable, classified as a short-term liability, initiated on September 16, 2005 under the GSK Credit Agreement.

Also impacting the Company’s liquidity and capital resources are the Shire Funding Facility, TPC funding, provincial government tax credits, exercise of stock options and warrants, foreign exchange rates, debt repayment, interest on debt, additions of facilities and equipment, and additions to medical technology and other assets.

Cash used in operating activities was $22.5 million for the three months ended September 30, 2005 compared to cash provided by operating activities of $27.8 million for the three months ended September 30, 2004. For the nine months ended September 30, 2005 cash used in operations was $68.7 million compared to cash provided by operating activities of $5.2 million for the same period in 2004.

Additions to facilities and equipment were $19.3 million and $51.2 for the three and nine months ended September 30, 2005 respectively compared to $5.5 million and $8.7 million for the same periods in 2004. This increase is primarily associated with facility expansion to support licensure and future minimum purchase commitments from the U.S. distributors of the Company’s injectable influenza vaccine and to support Canadian pandemic preparedness capacity requirements.

For the three and nine months ended September 30, 2005, the Company made debt payments, including payments of obligations under capital leases, repayment of the instalment payable and the repayment of the Loan Payable, totaling $108.2 million and $111.1 million respectively.  In addition, the Company has obligations related to its credit and funding facilities, supply purchase agreements, and operating lease agreements for office and laboratory space and office equipment. The minimum annual commitments related to these agreements and the Company’s capital leases are as follows:

	Payments due by period
(in thousands of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Contractual obligations	$69,061	$51,927	$17,134	$—	$—

Capital lease obligations	25	25	—	—	—

Operating leases	111,153	7,845	15,642	15,217	72,449

Credit and funding facilities	205,441	117,439	1,161	6,386	80,455

We have no relationships with any “special purpose” entities and have no commercial commitments with related parties. The Company’s primary contractual obligations are in the form of debt financing, operating leases, facilities construction and equipment purchasing contracts, manufacturing expenses and future research and development expenditures. Under the Shire Funding Facility, the Company is committed to make payments to Shire based on sales or licensing of the products to which the funding was applied. The Company records funds drawn under the Shire Funding Facility towards the development of flu products (“Flu Advances”) as long-term debt, bearing interest at 10% per annum and recognizes funds drawn under the Shire Funding Facility towards the development of other products (“Pipeline Advances”) as research and development contract revenue. Annual minimum repayments are required commencing in 2008 in respect of Flu Advances, totaling US$30M. If not fully repaid through annual minimum repayments, Flu Advances are repayable either in an amount equal to 10% of net sales of specified injectable flu products or 25% of net licensing income for specified injectable flu products, for all sales or licensing made outside Canada. Pipeline Advances are repayable either in an amount equal to 20% of net sales or 50% of net licensing income of pipeline products, only if sales or licensing income is achieved. Pipeline Advances bear interest at 20%, compounded annually, payable in the same manner as the repayments of the Pipeline Advances. The maximum aggregate repayments under the Shire Funding Facility shall not exceed US$600M, including accrued interest.

We expect that our current available cash resources, working capital, expected product revenue, expected interest income, expected licensing revenue, estimated funding from corporate partnerships and the remaining funding under the Credit Agreement should be sufficient to satisfy the funding of existing product development programs and other operating and capital requirements until the proposed transaction with GSK is completed.  In the event the proposed transaction with GSK is not completed, and the Combination Agreement is terminated, the Company will have 90 days to repay all amounts owed under the Credit Agreement  and secure funding sufficient to satisfy the existing product development programs and other operating and capital requirements. The amount of the expenditures that will be necessary to execute our business plan is subject to numerous uncertainties, which may adversely affect liquidity and capital resources to a significant extent. Other than our two marketed products in Canada, all of our lead vaccine product candidates are currently in human clinical trials. Completion of clinical trials may take several years, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials.  The duration, cost and outcome, therefore, cannot be estimated.

OUTSTANDING SHARE DATA

As of November 8, 2005, we had 44,167,434 outstanding common shares, 3,346,920 outstanding stock options (1,734,871 exercisable), 1,688,117 outstanding restricted share units, and warrants to purchase 3,389,659 common shares.

RISKS AND UNCERTAINTIES

The Company will require additional capital to fund its ongoing research and development, product development, and other operating activities. As a result, the Company intends to seek funds from a variety of sources, including product sales, corporate alliances, cooperative research and development agreements, contracts and grants from government agencies, and other financing arrangements. In addition, the Company will likely issue securities if it determines that additional capital could be obtained under favorable conditions. However, there can be no assurance that these funds will be available on favorable terms, if at all.

The Company’s business is subject to significant risks and past performance is not necessarily indicative of future performance. A list of the Company’s identified risks and uncertainties can be found in the Company’s Annual Information Form available on SEDAR at www.sedar.com.

The information in this management’s discussion & analysis of financial condition and results of operations contains so-called “forward-looking” statements. These include statements regarding ID Biomedical’s expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as “anticipate”, “expect”, “intend”, “plan”, “will”, “we believe”, “ID Biomedical believes”, “management believes”, and similar language. All forward-looking statements are based on ID Biomedical’s current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) whether or not the proposed acquisition of the Company by GlaxoSmithKline as set forth under the Combination Agreement dated September 7th, 2005 is successfully completed within the anticipated timeframe or at all; (ii) the Company’s ability to successfully complete preclinical and clinical development of its products; (iii) the Company’s ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the Company’s revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing, marketing and distribution; (vi) the Company’s ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the Company’s filings with the Securities and Exchange Commission.  ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

ID BIOMEDICAL CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

September 30, 2005 and December 31, 2004

	September 30, 2005	December 31, 2004
	(Unaudited)	(Audited)
Assets

Current assets:
Cash and cash equivalents (note 11)	$114,344,078	$105,068,973
Accounts receivable (note 5)	15,508,803	22,252,715
Government assistance receivable (note 6)	11,462,884	14,544,544
Inventory (note 7)	16,685,930	5,796,603
Prepaid expenses and other	2,747,574	2,017,819
	160,749,269	149,680,654

Long-term receivable	400,466	468,278

Facilities and equipment	172,103,281	186,110,643

Investment	413,644	413,644

Medical technology and other assets	30,442,143	33,358,944

Goodwill	771,314	771,314
	$364,880,117	$370,803,477

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$50,353,857	$43,751,723
Installment payable (note 4(a))	—	36,108,000
Credit facility payable (note 3)	116,448,649	—
Current portion of deferred revenue (note 8)	8,337,366	15,098,325
Current portion of long-term debt (note 9)	990,001	990,001
Current portion of obligation under capital lease	25,233	30,178
	176,155,106	95,978,227

Deferred revenue (note 8)	7,937,001	11,101,339

Long-term debt (note 9)	88,002,310	37,043,350

Obligation under capital lease	—	18,444

Shareholders’ equity:
Share capital – Issued and outstanding common shares:
44,164,518 (2004 – 42,725,193)	305,785,195	281,185,932
Convertible equity	—	77,250,000
Contributed surplus	23,601,726	9,107,320
Deficit	(236,601,221)	(140,881,135)
	92,785,700	226,662,117
	$364,880,117	$370,803,477

Commitments and contingencies (note 12)

See accompanying notes to consolidated financial statements.

Approved by the Board

Anthony F. Holler, MD	Todd R. Patrick
Chief Executive Officer	President

ID BIOMEDICAL CORPORATION

Consolidated Statements of Operations

(Unaudited)

(Expressed in Canadian dollars)

For the three and nine months ended September 30, 2005 and 2004

	Three months ended Sept. 30		Nine months ended Sept. 30
	2005	2004	2005	2004

Revenue:
Product sales	$11,313,549	$13,590,927	$25,808,193	$13,590,927
Research and development contracts	4,544,628	2,945,728	12,801,107	5,835,496
Licensing	668,701	685,304	2,040,792	2,064,246
Other	1,148,060	226,862	2,775,766	226,862
	17,674,938	17,448,821	43,425,858	21,717,531

Expenses and other:
Cost of product sales	8,803,371	7,171,924	21,903,476	7,171,924
Research and development	30,758,899	9,374,329	76,522,668	27,683,167
Research and development tax credits and grants	(2,574,344)	(662,077)	(6,610,615)	(1,128,681)
Selling, general and administrative	10,258,215	4,391,378	25,904,577	9,431,939
Depreciation and amortization	5,268,674	1,842,688	13,365,184	4,087,705
	52,514,815	22,118,242	131,085,290	47,246,054
Loss from operations	(34,839,877)	(4,669,421)	(87,659,432)	(25,528,523)

Other income (expenses):
Investment income	840,340	520,393	2,625,987	2,005,986
Foreign exchange gain (loss)	8,602,932	(2,903,552)	8,173,825	(5,246,328)
Interest expense and other finance charges	(8,517,613)	(122,179)	(16,815,804)	(142,857)
Loss on disposal of facilities and equipment	(1,686,271)	(346,104)	(2,026,375)	(346,104)
Loss on disposal of medical technology and other assets	—	—	—	(26,744)
	(760,612)	(2,851,442)	(8,042,367)	(3,756,047)

Loss before income taxes	(35,600,489)	(7,520,863)	(95,701,799)	(29,284,570)

Income taxes	18,287	36,152	18,287	36,152

Loss for the period	$(35,618,776)	$(7,557,015)	$(95,720,086)	$(29,320,722)

Basic and diluted loss per common share	$(0.82)	$(0.18)	$(2.22)	$(0.70)

Weighted average number of shares outstanding	43,499,475	42,022,892	43,141,057	41,987,269

ID BIOMEDICAL CORPORATION

Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in Canadian dollars)

For the three and nine months ended September 30, 2005

	Common shares
	Number of shares	Share capital	Convertible equity	Contributed surplus	Deficit	Total shareholders’ equity

Balance, December 31, 2004	42,725,193	$281,185,932	$77,250,000	$9,107,320	$(140,881,135)	$226,662,117
Loss for the period	—	—	—	—	(27,561,863)	(27,561,863)
Shares issued for directors fees	1,351	23,627	—	—	—	23,627
Shares issued for cash upon exercise of stock options	63,335	371,241	—	—	—	371,241
Options exercised for which stock-based compensation has been recorded	—	3,646	—	(3,646)	—	—
Restricted share units redeemed for which stock-based compensation has been recorded	44,999	742,934	—	(742,934)	—	—
Share purchase warrants issued on financing transaction	—	—	—	5,640,321	—	5,640,321
Repurchase of convertible equity	—	—	(77,250,000)	3,144,000	—	(74,106,000)
Stock-based compensation	—	—	—	2,364,541	—	2,364,541

Balance, March 31, 2005	42,834,878	282,327,380	—	19,509,602	(168,442,998)	133,393,984
Loss for the period	—	—	—	—	(32,539,447)	(32,539,447)
Shares issued for directors fees	1,294	24,741	—	—	—	24,741
Shares issued for cash upon exercise of stock options	423,922	2,757,435	—	—	—	2,757,435
Options exercised for which stock-based compensation has been recorded	—	70,181	—	(70,181)	—	—
Stock-based compensation	—	—	—	3,938,280	—	3,938,280

Balance, June 30, 2005	43,260,094	285,179,737	—	23,377,701	(200,982,445)	107,574,993
Loss for the period	—	—	—	—	(35,618,776)	(35,618,776)
Shares issued for directors fees	1,067	21,393	—	—	—	21,393
Shares issued for cash upon exercise of stock options	95,691	669,334	—	—	—	669,334
Shares issued for cash upon exercise of warrants	800,000	19,670,495	—	(3,760,215)	—	15,910,280
Options exercised for which stock-based compensation has been recorded	—	117,670	—	(117,670)	—	—
Restricted share units redeemed for which stock-based compensation has been recorded	7,666	126,566	—	(126,566)	—	—
Stock-based compensation	—	—	—	4,228,476	—	4,228,476

Balance, September 30, 2005	44,164,518	$305,785,195	$—	$23,601,726	$(236,601,221)	$92,785,700

ID BIOMEDICAL CORPORATION

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

For the three and nine months ended September 30, 2005 and 2004

	Three months ended Sept. 30		Nine months ended Sept. 30
	2005	2004	2005	2004

Cash provided by (used in):

Operations:
Loss for the period	$(35,618,776)	$(7,557,015)	$(95,720,086)	$(29,320,722)
Items not affecting cash:
Depreciation and amortization	5,268,674	1,842,688	13,365,184	4,087,705
Stock-based compensation expense	4,228,476	910,637	10,531,297	2,796,922
Accrued and accreted interest on long-term debt	7,567,356	—	15,388,498	—
Loss on disposal of facilities and equipment	1,686,271	346,104	2,026,375	346,104
Loss on disposal of medical technology and other assets	—	—	—	26,744
Directors fees paid in shares	21,393	23,465	69,761	61,450
Unrealized foreign exchange (gain) loss	(11,008,912)	(838,188)	(10,590,006)	(838,188)
Amortization of deferred charges	925,620	—	1,370,016	—
Net changes in non-cash working capital balances relating to operations:
Accounts receivable	(3,942,796)	(7,473,570)	6,743,912	(8,679,889)
Government assistance receivable	1,793,273	(360,466)	3,081,660	179,088
Inventory	2,138,398	2,508,014	(10,889,327)	2,508,014
Prepaid expenses and other	(427,375)	1,959,919	(729,755)	737,266
Accounts payable and accrued liabilities	8,770,080	30,100,943	6,602,134	28,334,443
Deferred revenue	(3,932,660)	6,299,654	(9,925,297)	4,921,983
	(22,530,978)	27,762,185	(68,675,634)	5,160,920

Investments:
Short-term investments, net	—	—	—	7,129,511
Business acquisition	—	(67,053,644)	—	(67,053,644)
Proceeds from repayment of long-term receivable	—	—	67,812	—
Expenditures on facilities and equipment	(19,301,213)	(5,531,621)	(51,177,877)	(8,707,685)
Net proceeds from disposal of facilities and equipment	—	—	52,754,971	689
Medical technology and other assets	(27,835)	(40,947)	(44,490)	(65,034)
	(19,329,048)	(72,626,212)	1,600,416	(68,696,163)

Financing:
Proceeds on issuance of common shares	16,579,614	796,277	19,708,290	1,023,405
Repurchase of convertible equity	—	—	(74,106,000)	—
Increase of credit facility payable	118,300,005	—	118,300,005	—
Payment of instalment payable	(35,283,001)	—	(35,283,001)	—
Net proceeds on issuance of long-term debt and warrants	16,242,215	13,944,966	123,548,576	13,944,966
Repayment of long-term debt	(72,922,142)	—	(75,794,158)	—
Repayment of obligations under capital leases	(9,140)	(106,538)	(23,389)	(177,456)
	42,907,551	14,634,705	76,350,323	14,790,915

Increase (decrease) in cash and cash equivalents	1,047,525	(30,229,322)	9,275,105	(48,744,328)

Cash and cash equivalents, beginning of period	113,296,553	130,572,643	105,068,973	149,087,649

Cash and cash equivalents, end of period (note 11)	114,344,078	100,343,321	114,344,078	100,343,321

Cash held in escrow (note 11)	—	37,917,013	—	37,917,013

Cash and cash equivalents, end of period (net of cash held in escrow)	$114,344,078	$62,426,308	$114,344,078	$62,426,308

	Three months ended Sept. 30		Nine months ended Sept. 30
	2005	2004	2005	2004

Supplementary information:
Cash paid for:
Interest	$24,659	$4,109	$57,347	$25,049
Income taxes	18,287	20,106	18,287	20,106
Non-cash investing activities:
Issuance of loan payable upon business acquisition	—	38,625,000	—	38,625,000
Issuance of subscription receipts upon business acquisition	—	77,250,000	—	77,250,000

1.    Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included as part of the Company’s 2004 Annual Report filed with the appropriate Canadian securities commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.

In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly, in all material respects, the financial position, results of operations and cash flows at September 30, 2005 and for all periods presented, have been made.  Interim results are not necessarily indicative of results for a full year.

The Company’s business follows a seasonal pattern, with sales of Fluviral, the majority of the Company’s product sales, occurring only in the third and fourth quarters.  The seasonality of the Company’s Fluviral sales may result in performance in any quarter not being indicative of performance for the entire year.

2.    Adoption of new accounting policies:

(a)          Variable Interest Entities:

On January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants issued Accounting Guideline 15, Consolidation of Variable Interest Entities (“AcG-15”). AcG-15 clarifies the identification of that entity that is required to consolidate other entities in situations where the majority voting interest may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests (“a variable interest entity”). AcG-15 generally requires consolidation by that entity which has variable interests that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. If there is an entity that holds such majority risks and rights, that entity is defined to be the primary beneficiary of the variable interest entity. The Company has not identified any entities which meet the definition of a variable interest entity, in which the Company has been identified as the primary beneficiary.

(b)            Deferred Charges:

Costs arising from a debt financing are deferred and amortized over the term of the respective loan agreement.

3.            Proposed transaction with GlaxoSmithKline to acquire ID Biomedical Corporation:

On September 7, 2005 the Company entered into an agreement (the “Combination Agreement”) with GlaxoSmithKline plc and GlaxoSmithKline Inc. (collectively “GlaxoSmithKline” or “GSK”) to combine the Company and GSK. The proposed transaction will result in the Company becoming a wholly-owned subsidiary of GSK pursuant to a statutory plan of arrangement (the “Arrangement”). The Arrangement is subject to obtaining necessary approvals, including the approval by the Company’s securityholders at a meeting (the “Meeting”) expected to be held on November 16, 2005. It is the parties’ intention to give effect to the Arrangement after the Meeting, provided all necessary securityholder, court, regulatory and other approvals have been obtained and all other applicable conditions have been satisfied. However, no assurance can be given that all conditions to the closing under the Combination Agreement will be met or that the Arrangement will become effective.

Under the terms of the Arrangement, holders of the Company’s common shares will receive, for each share held, $35.00. In addition, holders of common share purchase warrants issued by the Company in 2003 will receive $5.33 for each such warrant held; holders of common share purchase warrants issued by the Company in 2004 will receive $18.99 for each such warrant held; and holders of common share purchase warrants issued by the Company in 2005 will receive $14.93 for each such warrant held. Holders of restricted share units to acquire common shares of the Company will receive $35.00 for each such unit held. Optionholders of the Company will receive an amount equal to the difference between $35.00 and the applicable exercise price for each option held.

The Combination Agreement provides that if it is terminated under certain circumstances, the Company must pay GSK a termination fee of $50 million.

Additionally, the Company and GSK entered into a credit agreement (the “Credit Agreement”). Pursuant to the Credit Agreement, the Company may borrow immediately up to US$100 million and, from February 7, 2006, borrow an additional amount of up to US$20 million. GSK may also make available, at its option, an additional facility of up to US$80 million to the Company from March 7, 2006. In the event that GSK does not make such optional credit facility available to the Company at the Company’s request by February 20, 2006, the Company may terminate the Combination Agreement. The Company must repay all such loans no later than 90 days after the termination of the Combination Agreement, provided that in the event of certain fundamental changes, GSK may require earlier repayment.

The proceeds of the loans under the Credit Agreement will be used by the Company to repay its loan payable (note 9(c)) and to finance its cash requirements to the anticipated closing date of the Arrangement. On September 16, 2005 the Company borrowed US$100 million under the Credit Agreement and a portion of these proceeds were used to repay the loan payable.

Pursuant to the Credit Agreement, the Company is accruing interest at a rate per annum equal to 7% on the funds borrowed under the Credit Agreement.

4.    Acquisition:

On September 9, 2004, the Company completed the acquisition of the assets and operations of the vaccine business of Shire BioChem Inc. (“Shire”), including the shares of Shire’s wholly-owned subsidiary Shire Biologics Inc. (“Shire Biologics”) (collectively, the “Shire Business”).  The transaction has been accounted for as a business combination with the Company identified as the acquirer. The consolidated financial statements reflect the operations of the acquired Shire Business from September 10, 2004. The consideration paid, including acquisition costs, was allocated to the assets acquired and the liabilities assumed based on estimates of their fair values on the date of acquisition as follows:

Identifiable assets acquired:
Cash	$(337,075)
Other current assets	31,679,869
Long-term receivable	584,416
Facilities and equipment	160,490,040
Medical technology and other assets	10,491,374
Liabilities assumed:
Current liabilities	(20,706,341)
Deferred revenue	(4,280,147)
Long-term debt	(990,001)

$176,932,135

Consideration:
Cash paid or payable at closing	$54,068,842
Cash payment due on September 9, 2005	38,625,000
Subscription receipts	77,250,000
Acquisition costs	6,988,293

$176,932,135

The agreed purchase price for the Shire Business was US$120 million, plus adjustments.  In addition, Shire agreed to provide the Company with a loan facility of up to US$100 million to be used over a four year period to finance the continued development of the Shire Business.  Subject to certain requirements to make minimum payments, repayment of the loan will be made solely out of funds received by the Company from the sales or licensing of non-Canadian injectable flu and other pipeline products acquired from Shire and developed using the funding under the loan facility (note 9(a)).

The consideration of US$120 million, plus adjustments, is comprised of the following:

(a)   Cash consideration:

Cash consideration of US$60 million payable in two equal instalments.  One instalment of US$30 million was paid at closing on September 9, 2004 and a second instalment was paid on the first anniversary of closing of the transaction on September 9, 2005.

(b)   Subscription receipts:

The Company issued 4,931,864 subscription receipts.  The subscription receipts were exchangeable into common shares of the Company, on a one for one basis, for no additional consideration.  If the Company completed one or more equity offerings within 22 months after closing, Shire may have elected to exchange all or part of its subscription receipts for up to US$60 million cash.  If the Company completed a financing within 120 days from September 9, 2004, the Company was to use the net proceeds of the financing to repurchase all or part of the subscription receipts.

The Company completed a financing on January 5, 2005 (note 9(c)), and repurchased the subscription receipts held by Shire that were issued in connection with the Company’s acquisition of the Shire Business.  All conditions precedent to the repurchase of the subscription receipts have been satisfied and the subscription receipts were cancelled as of January 10, 2005.

(c)   Adjustments to purchase price:

Under the terms of the purchase agreement, the Company was required to reimburse Shire for the net operating working capital (“Net Purchased Working Capital”) at June 30, 2004 and the net cost of operating the Shire Business (“Net Operating Cash”) from July 1, 2004 until the date of closing on September 9, 2004.  The Net Purchased Working Capital adjustment totaled $9,107,980 and the Net Operating Cash adjustment totaled $16,845,612. Both amounts are recorded as an adjustment to the consideration paid.

The acquired facilities and equipment include a 120,000 square feet influenza vaccine manufacturing facility and fill/finish plant in Quebec City, Quebec that is currently being expanded to 200,000 square feet; a 68,000 square feet R&D centre in Laval, Quebec; and a 60,000 square feet fully integrated vaccine development and pilot manufacturing facility in Northborough, Massachusetts.

Assumed long-term debt is comprised of a term loan from the Quebec provincial and Canadian federal governments provided to Shire to assist the company in financing the costs of setting up the Quebec City operations.  The Government loan is unsecured and non-interest bearing and is repayable in annual instalments through 2005.

5.    Accounts receivable:

	September 30, 2005	December 31, 2004

Accounts receivable trade:
Non-government accounts, net of bad debt allowance of $1,325 (2004 - $4,244)	$87,075	$2,015,248
Government accounts	10,285,318	14,249,129
Other accounts receivable	5,136,410	5,988,338

	$15,508,803	$22,252,715

6.    Government assistance receivable:

	September 30, 2005	December 31, 2004

Investment tax credits receivable	$1,909,891	$1,608,567
Technology Partnerships Canada receivable	645,434	7,026,662
Pandemic readiness receivable	6,725,999	5,069,250
Grants receivable	2,181,560	840,065

	$11,462,884	$14,544,544

For the three and nine months ended September 30, 2005, the Company recorded $459,995 and $1,072,394 respectively (2004 - $495,016 and $961,620) related to government investment tax credits.

For the three and nine months ended September 30, 2005, the Company recorded $219,385 and $883,685 respectively in contributions related to the Technology Partnerships of Canada (“TPC”) agreement acquired from Shire (2004 - $167,061 and $167,061). The TPC contributions are recorded as a reduction of the related research and development expenses.

6.    Government assistance receivable (continued):

For the three and nine months ended September 30, 2005, the Company recorded $1,894,964 and $4,654,536 respectively (2004 - $0 and $0) as research and development grants in the consolidated statements of operations and $312,527 and $770,714 respectively as a reduction of facilities and equipment related to grants awarded by the National Institutes of Health (2004 - $0 and $0).  For the three and nine months ended September 30, 2005 the Company also recorded $846,420 and $1,714,605 respectively of pandemic readiness fees (2004 - $180,212 and $180,212) in the consolidated statements of operations and $(78,220) and $2,300,925 respectively as a reduction of capital assets related to a contract with the Government of Canada to assure a state of readiness in case on an influenza pandemic (2004 - $0 and $0).

7.    Inventory:

	September 30, 2005	December 31, 2004

Finished goods	$8,691,270	$313,999
Work in progress	5,239,187	3,841,455
Supplies	2,755,473	1,641,149

	$16,685,930	$5,796,603

The inventories are net of a reserve for slow moving stock of $160,026 (2004 – $132,437). Included in the September 30, 2005 work in progress is monovalent antigen manufactured in 2005 that will be used in 2006 at a cost totaling $2.2 million.

8.    Deferred revenue:

	September 30, 2005	December 31, 2004

Balance, beginning of year:
Research and development	$22,303,828	$—
Licensing	3,895,836	5,768,426
Other	—	—
Additions:
Research and development	3,107,512	29,126,527
Licensing	796,640	871,260
Other	933,348	—
Revenue recognized:
Research and development	(12,280,574)	(6,822,699)
Licensing	(2,030,613)	(2,743,850)
Other	(451,610)	—
Balance, end of period:
Research and development	13,130,766	22,303,828
Licensing	2,661,863	3,895,836
Other	481,738	—
	16,274,367	26,199,664
Current portion:
Research and development	5,397,050	12,801,597
Licensing	2,458,578	2,296,728
Other	481,738	—
	8,337,366	15,098,325

	$7,937,001	$11,101,339

As of September 30, 2005, $37.2 million (as of December 31, 2004 – $34.1 million) was received in advances under the funding facility provided by Shire for the development of non-flu vaccine candidates (“Pipeline Advances”) acquired from Shire, of which $3.4 million and $11.0 million was expended in the three and nine months ended September 30, 2005 respectively (for the year ended December 31, 2004 – $24.8 million).  Included in total Pipeline Advances is $4.9 million in funding for the period of July 1, 2004 through September 9, 2004 that was recorded as an adjustment to the purchase price.

9.    Long-term debt:

	September 30, 2005	December 31, 2004

Funding facility (a)	$88,002,310	$37,043,350
Government loan (b)	990,001	990,001
Loan payable (c)	—	—
	88,992,311	38,033,351

Current portion of long-term debt	990,001	990,001

	$88,002,310	$37,043,350

(a)  Funding facility:

Shire has provided the Company with a loan facility of up to US$100 million, which can be drawn down over a 4 year period ending September 9, 2008.  This facility can be used by the Company to fund development of injectable flu (“Flu Advances”) and pipeline (“Pipeline Advances”) products within the acquired Shire Business.  This loan will be repayable out of funds received by the Company on future non-Canadian injectable flu and other pipeline product sales or licensing, subject to certain minimum annual repayments, beginning in 2008, in respect of the Flu Advances.

As of September 30, 2005, US$70.6 million was received from Shire in Flu Advances and US$29.4 million was received in Pipeline Advances. All funds available from this loan facility have now been received by the Company.

The Company records Flu Advances as long-term debt, bearing interest at 10% per annum, and recognizes the Pipeline Advances as research and development contracts revenue.  For the three and nine months ended September 30, 2005, interest of $2.1 million and $5.3 million respectively has been accrued and capitalized.  In 2004, $0.9 million had been accrued and capitalized to the loan amount.

(b)   Government loan:

The term loan from the Quebec provincial and Canadian federal governments (“Government loan”) was provided to assist the Company in financing the costs of establishing the Quebec City operations.  The Government loan is unsecured and non-interest bearing and is repayable in annual instalments of $990,001 through October 2005.

(c)  Loan payable:

On January 5, 2005, the Company closed a financing transaction for proceeds of US$60.6 million.  The loan payable, which was backed by the assets of the Company, included a US$20 million letter of credit and required the maintenance of certain financial covenants. The principal, plus any unpaid and accrued interest, was due and payable on July 5, 2006.

As part of the financing transaction, the Company also issued 1,200,000 share purchase warrants; each entitling the holder to one common share of the Company at a price of US$16.91 and  exercisable by the holder until January 5, 2007. The fair value of these warrants at the date of grant was estimated at US$4.6 million (CDN$5.6 million) based on the exchange rate on the date of issuance and using the Black-Scholes option valuation model. Additional expenses related to this financing transaction were $1.4 million. These costs have been deferred and have been amortized over the term of the loan.

For accounting purposes, the proceeds from the financing transaction were allocated between long-term debt and contributed surplus based on the fair value of the share purchase warrants using the Black-Scholes option valuation model. The loan was being accreted to its redemption amount at the specified repayment date using an effective annual interest rate of 13.13%.

The loan was repaid on September 16, 2005. As a result of the early repayment, the Company accelerated the amortization of the deferred financing charges and the accretion of the fair value allocated to the share purchase warrants associated with the loan resulting in a charge to interest expense and other finance charges of $3.8 million which was expensed in the three months ended September 30, 2005.

10.  Share capital:

(a)   Warrants:

On January 5, 2005, under the terms of the financing transaction (note 9(c)), the Company issued 1,200,000 common share purchase warrants.  Each common share purchase warrant entitles the holder to one common share of the Company at a price of US$16.91 and is exercisable by the holder until January 5, 2007.  The warrants have been accounted for at their fair value on the date of issuance using the Black-Scholes option valuation model.  In September 2005, 800,000 share purchase warrants were exercised and 400,000 remained outstanding at September 30, 2005.

(b)  Incentive stock options:

A summary of the status of the plan for the nine months ending September 30, 2005 and 2004 and changes during these periods are as follows:

	September 30, 2005		September 30, 2004
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price

Outstanding, beginning of year	3,937,095	$8.86	4,526,071	$7.65
Granted	—	—	399,850	15.80
Exercised	(582,948)	6.52	(188,753)	5.42
Forfeited and expired	(6,311)	$11.58	(211,562)	9.56

Outstanding, end of period	3,347,836	$9.27	4,525,606	$8.37

Options exercisable, end of period	1,721,291	$7.73	2,040,384	$6.46

During the three month period ended September 30, 2005, 95,691 stock options were exercised and the Company received proceeds of $669,334.  In addition, 1,067 common shares were issued in settlement of an obligation to pay directors fees of $21,393.

As per its accounting policy, the Company has recognized compensation cost, based on fair value method, for all stock-based compensation awarded to employees and directors subsequent to January 1, 2003.  The compensation cost is being recognized over the vesting period.  This policy was adopted in the fourth quarter of 2003 effective from January 1, 2003. For all options issued prior to January 1, 2003, the Company applied the settlement method for the recording of stock based compensation resulting in no compensation expense recognized when stock options were issued to employees and directors.

Had compensation cost for the Company’s employee stock option plan been determined based on the fair value method for awards under this plan issued between January 1, 2002 and December 31, 2002, the Company’s net loss and net loss per share for the three and nine months ended September 30, 2005 and 2004, would have been the pro forma amounts indicated below:

	Three months ended September 30, 2005		Three months ended September 30, 2004
	As reported	Pro forma	As reported	Pro forma

Loss for the period	$(35,618,776)	$(35,887,794)	$(7,557,015)	$(8,068,977)

Loss per common share:
Basic	$(0.82)	$(0.83)	$(0.18)	$(0.19)
Diluted	$(0.82)	$(0.83)	$(0.18)	$(0.19)

	Nine months ended September 30, 2005		Nine months ended September 30, 2004
	As reported	Pro forma	As reported	Pro forma

Loss for the period	$(95,720,086)	$(96,651,004)	$(29,320,722)	$(31,101,755)

Loss per common share:
Basic	$(2.22)	$(2.24)	$(0.70)	$(0.74)
Diluted	$(2.22)	$(2.24)	$(0.70)	$(0.74)

(c)  Restricted Share Units:

A summary of the status of the plan for the nine months ending September 30, 2005 and 2004 and changes during each period are as follows:

	September 30, 2005	September 30, 2004
	Number of Restricted Shares Units	Number of Restricted Shares Units

Outstanding, beginning of year	325,000	—
Granted	1,456,332	325,000
Redeemed	(52,665)	—
Forfeited	(40,550)	—

Outstanding, end of period	1,688,117	325,000

11.  Cash and cash equivalents:

Cash and cash equivalents included in the balance sheet is comprised of the following amounts:

	September 30, 2005	December 31, 2004

Cash on hand and balances with banks	$5,280,690	$8,025,404
Cash equivalents	109,063,388	60,787,860
Cash held in escrow	—	36,255,709

	$114,344,078	$105,068,973

Included in cash and cash equivalents is $25.2 million in funds used as collateral for the Company’s standby letters of credit.

12.  Commitments and contingencies:

(a)   Sale and leaseback:

On March 3, 2005, the Company closed the transactions announced on January 4, 2005, for the sale and leaseback of two facilities: the newly constructed Laval R&D Centre in Laval, Quebec, Canada; and a vaccine development facility in Northborough, Massachusetts, U.S. The Laval R&D Centre was sold for $24,500,000 and the sales price of the Northborough facility was US$23,500,000. The effective date of these transactions is March 3, 2005.

The Company has leased each of these properties for a period of 15 years.  In addition, the Company has secured three five-year options to extend the leases beyond the original term.  As a condition of the leases, the Company provided two letters of credit: $1,280,125 for the Laval R&D Centre; and US$1,674,375 for the Northborough facility. Additionally, the Company agreed to complete construction of unfinished space in the Laval R&D Centre. The Company must complete construction within three years; if not completed, the Company will have to issue a security deposit in the amount of $1,830,000.

(b)  Government of Canada:

Under the Company’s contract with the Government of Canada with regards to the annual supply of influenza vaccine it is provided that should the Company fail to supply the total number of influenza vaccine doses requested by the Government of Canada, the Company must offer a substitute product that conforms to the requirements of the contract at a price no greater than the current contracted price.

The Government of Canada initially ordered 8,106,000 doses of vaccine for the 2005/2006 flu season. Due to manufacturing constraints, the Company will be providing the Government of Canada with 8,015,000 doses. Although the Government of Canada has not requested the additional 91,000 doses, the Company has accrued $0.6 million in cost based on the difference between the Government of Canada’s contracted price per dose and the estimated cost of providing a substitute product.

Additionally, the Government of Canada has an option to purchase up to an additional 500,000 doses. If the Government of Canada exercises this purchase option, the Company may be liable for an additional amount based on the difference between the Government of Canada’s contracted price per dose and the cost of providing a substitute product.

13.  Segment disclosures and major customers:

(a)   Operating segments:

The Company organizes its business into four operating segments: commercial operations, research and development programs, gene-based testing, and corporate operations. Corporate operations include assets and operations that the Company does not allocate to the other operating segments. Transactions between reportable segments have been eliminated. In the year ended December 31, 2004, the Company reaggregated its operating segments to better reflect its activities and in the three month period ended March 31, 2005, the Company made a decision to no longer allocate to segments corporate assets and operating expenses not directly related to the operating segments of the business.  Prior periods have been restated to reflect the reaggregation. Unless stated otherwise, the following amounts are for the three and nine month periods ending September 30, 2005:

	Three months ended Sept. 30		Nine months ended Sept. 30
	2005	2004	2005	2004

Revenue from reportable segments:
Commercial operations	$12,461,609	$13,817,789	$28,583,959	$13,817,789
Research and development programs	4,544,628	2,945,728	12,801,107	5,835,496
Gene-based testing	668,701	685,304	2,040,792	2,064,246
Corporate and other	—	—	—	—

	$17,674,938	$17,448,821	$43,425,858	$21,717,531

	Three months ended Sept. 30		Nine months ended Sept. 30
	2005	2004	2005	2004
Net earnings (loss) from reportable segments:
Commercial operations	$(1,337,910)	$5,496,103	$(7,661,663)	$5,496,103
Research and development programs	(28,128,762)	(12,718,511)	(75,453,555)	(34,607,941)
Gene-based testing	514,909	534,354	1,615,988	1,637,622
Corporate and other	(6,667,013)	(868,961)	(14,220,856)	(1,846,506)

	$(35,618,776)	$(7,557,015)	$(95,720,086)	$(29,320,722)

	As at September 30, 2005	As at December 31, 2004
Total assets for reportable segments:
Commercial operations	$134,547,490	$153,963,597
Research and development programs	114,841,614	109,804,400
Gene-based testing	1,035,659	1,428,350
Corporate and other	114,455,354	105,607,130

	$364,880,117	$370,803,477

(b)  Geographic information:

	Canada	United States	Japan	Other	Total

Revenue from external customers:
Nine months ended:
Sept. 30, 2005	$28,618,748	$14,684,563	$157,333	$(34,786)	$43,425,858
Sept. 30, 2004	13,817,789	7,736,986	162,756	—	21,717,531
Three months ended:
Sept. 30, 2005	$12,461,612	$5,163,752	$49,574	$—	$17,674,938
Sept. 30, 2004	13,817,789	3,577,152	53,880	—	17,448,821

	Canada	United States	Total

Long-lived assets:
September 30, 2005	$188,275,997	$15,040,741	$203,316,738
December 31, 2004	174,681,537	45,559,364	220,240,901

Long-lived assets consist of facilities and equipment, medical technology and other assets, and goodwill and have been geographically segmented based on their physical location. Intangible assets are attributed to geographic locations based on ownership rights.

14.  United States generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these unaudited interim consolidated financial statements, conform in all material measurement respects to US GAAP, except for the material differences below which are more fully described in note 21 to the audited consolidated financial statements for the year ended December 31, 2004.

Material variations impacting the unaudited interim Consolidated Statements of Operations under US GAAP would be as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
	2005	2004	2005	2004

Loss for the period in accordance with Canadian generally accepted accounting principles	$(35,618,776)	$(7,557,015)	$(95,720,086)	$(29,320,722)

Medical technology expenditures, net of accumulated amortization and loss on disposal	180,386	55,204	579,789	472,634

Acquired in-process research and development	386,239	478,092	1,158,716	1,211,354

Adjustment for stock option compensation	(3,588)	(3,588)	(10,766)	(10,766)

Loss for the period in accordance with United States generally accepted accounting principles	$(35,055,739)	$(7,027,307)	$(93,992,347)	$(27,647,500)

Loss per share in accordance with United States generally accepted accounting principles:
Basic	$(0.81)	$(0.17)	$(2.18)	$(0.66)
Diluted	$(0.81)	$(0.17)	$(2.18)	$(0.66)

Material variations would result in the following amounts in the unaudited interim Consolidated Balance Sheets presented under US GAAP as follows:

	September 30, 2005	December 31, 2004

Cash and cash equivalents	$114,344,078	$68,813,264
Cash held in escrow	—	36,255,709
Medical technology and other assets	8,731,095	9,909,390
All other assets	220,093,896	232,375,560

Liabilities	272,094,417	144,141,360

Share capital	309,878,227	285,278,965
Convertible equity	—	77,250,000
Additional paid in capital	29,956,519	15,462,111
Deferred stock compensation	(6,618)	(17,384)
Accumulated deficit	(268,753,476)	(174,761,129)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of ID Biomedical Corporation for the period ending September 30, 2005 filed with the Securities and Exchange Commission on November 10, 2005 under cover of Form 6-K (the “Report”), I, Dr. Anthony F. Holler, CEO of the Company, and I, Richard Bear, Chief Financial Officer, of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the applicable requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

s/A Holler/
Dr. Anthony F. Holler
CEO
November 10, 2005

s/Richard Bear/
Richard K. Bear
Chief Financial Officer
November 10, 2005